August 14, 2025

Mohsin Y. Meghji
Executive Chairman
M3-Brigade Acquisition VI Corp.
1700 Broadway     19th Floor
New York, NY 10019

       Re: M3-Brigade Acquisition VI Corp.
           Registration Statement on Form S-1
           Filed August 4, 2025
           File No. 333-289225
Dear Mohsin Y. Meghji:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2025 letter.

Registration Statement on Form S-1 filed August 4, 2025
Cover page

1. We note your response to prior comments 2 and 4. As you have disclosed that there may be adjustments to the number of Class B shares at the time of the offering in connection with a change in the offering size pursuant to Rule 462(b), please address whether such adjustments may result in a material dilution of the purchasers' equity interests, as requested in prior comment 4.
Summary, page 1

2. We acknowledge your response to prior comment 5. Where you discuss the support that each of M3 Partners and Brigade will provide, please expand your disclosure to clarify whether they will be paid any consideration in exchange for their support. Also clarify whether there is or will be any agreement or understanding pursuant to which
 August 14, 2025
Page 2

       M3 Partners and Brigade are or will be committed to provide their services or the services of their officers, directors or employees to you. In this regard, we note the statement on the M3-Brigade website stating that neither M3 Partners nor Brigade is a sponsor or manager of any of the M3-Brigade SPACs and neither shall have responsibility or liability with respect to M3-Brigade SPACs.
3. We note your disclosure on page 18 that you may approve an amendment or waiver of the letter agreement that would allow the sponsor to directly, or members of your sponsor to indirectly, transfer founder shares and private placement warrants or membership interests in your sponsor in a transaction in which the sponsor removes itself as your sponsor before identifying a business combination. Please clarify whether M3 Partners and Brigade would be expected or required to continue to offer their services in support of an initial business combination in the event of the sponsor's removal. Please also add risk factor disclosure as appropriate.
4. We note your response to prior comment 6 that M3 Partners and Brigade may be affiliates or promoters. Please revise the discussion on pages 2 and 112 of the prior
       SPAC experience of the team that organized each of the Prior SPACs to clarify whether M3 Partners and Brigade provided or continue to provide support and services to the Prior SPACs similar to what they will provide to you. Regarding the
       Fifth SPAC, please clarify whether M3 Partners and Brigade continued in this capacity after the sponsor sold its interest to an unaffiliated third party. We note your disclosure that Mr. Meghji and Mr. Perkal continue to serve on the board of directors of Fifth SPAC. Please see Item 1603(a)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pamela Long at 202-551-3765 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Raphael M. Russo